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                                                                  Exhibit (a)(8)

                                November 6, 2001

Dear Employee Option Holder:

     As you know, on October 24, 2001, we commenced our offer to tender for exchange your currently outstanding employee stock options (vested and unvested) granted on or after December 20, 1995 (the "Offer"). These options have been granted to you under the Amended and Restated 1995 Stock Option Plan of Radiant Systems, Inc. The purpose of this Supplemental Letter is to communicate to you certain minor modifications which have been made to the Offer.

     These modifications are reflected in the Offer to Exchange dated October 24, 2001, the Letter of Transmittal and the Notice of Withdrawal, each as modified, all of which are available to you by contacting us, Attention: Hilary Love, as directed below. These documents are also available on the SEC's Internet site at http://www.sec.gov. We encourage you to carefully review this
                 ------------------
Supplemental Letter and the Offer to Exchange, Letter of Transmittal and Notice of Withdrawal, as modified, prior to making any decision whether to tender your options for exchange.

     In response to comments received from the Staff of the SEC, the following modifications have been made to the Offer:

     (1) The Expiration Date of the Offer has been changed from 5:00 p.m. eastern time to 12:00 midnight, eastern time on November 21, 2001.

     (2) We have revised the language in the fourth paragraph of "The Offer - Procedures for Tendering Options" in the Offer to Exchange to provide that if we waive any condition for a particular option holder, then we will waive such condition for all option holders.

     (3) We have deleted the third sentence from the second paragraph of "Withdrawal Rights" in the Offer to Exchange.

     (4) We have deleted condition (b)(3) of "Conditions of the Offer" in the Offer to Exchange.

     (5) We have added the following disclosure to "Information Concerning Radiant Systems, Inc." in the Offer to Exchange:

          The ratio of earnings to fixed charges for the years ended December 31, 2000 and 1999 were 39.8x and 32.0x, respectively, and were computed by dividing earnings (income from continuing operations before income taxes and extraordinary gain, adjusted for fixed charges) by fixed charges. Fixed charges included interest incurred on long-term debt and the interest factor deemed to be

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          included in lease expense. For the nine months ended September 30,
          2001, the Company incurred significant pretax losses. Consequently, earnings during this period were not sufficient to cover our fixed charges which totaled approximately $233,000 for the nine months ended September 30, 2001.

          The book value of our common stock as of September 30, 2001 was $3.83.


     (6) We have deleted the following sentence from the first paragraph of "Forward Looking Statements; Miscellaneous" in the Offer to Exchange:

              The forward-looking statements contained in this Offer to Exchange speak only as of the date of this Offer to Exchange, and we have no obligation to update publicly or revise any of these forward-looking statements.

     If you have already submitted your completed and signed Letter of Transmittal and you wish to maintain your election with respect to the options indicated in the submitted Letter of Transmittal, you do NOT need to resubmit a new Letter of Transmittal or take any other action at this time.

     If you have already submitted your completed and signed Letter of Transmittal and you wish to change the number of options you have elected to exchange, you may still do so by completing, signing and submitting a new Letter of Transmittal (together with any documents required by such Letter of Transmittal) indicating the new number of options you wish to elect for exchange, prior to the new Expiration Date. If you intend to change the number of options you have previously elected to exchange and require a new Letter of Transmittal, please contact Hilary Love, Stock Plan Administrator at (770) 576-6337 as soon as possible.

     If you wish to participate and exchange your options but have not yet submitted your Letter of Transmittal, you may still do so by completing, signing and delivering the Letter of Transmittal that were previously sent to you on October 24, 2001, prior to the new Expiration Date.

     ANY DOCUMENTS RECEIVED AFTER 12:00 MIDNIGHT, EASTERN TIME ON NOVEMBER 21, 2001 WILL NOT BE CONSIDERED.

     If you wish to withdraw the options you have previously elected to exchange, you may do so by completing, signing and delivering the Notice of Withdrawal that was previously sent to you on October 24, 2001, prior to the new Expiration Date.

     Once again, we would like to thank you for the responses we have received so far regarding the Exchange Offer. We encourage you to direct any and all questions regarding the Exchange Offer to Hilary Love, Stock Plan Administrator, by telephone at (770) 576-6337 or by e-mail at hlove@radiantsystems.com.

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                                                       Sincerely,


                                                       /s/  Erez Goren
                                                       ---------------
                                                       Erez Goren
                                                       Chief Executive Officer